UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 12)*

OVERSTOCK.COM, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

690370 10 1

(CUSIP Number)

John Pettway

9604 Pinkney Court

Potomac, Maryland 20854

301 983 5293

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 3, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 690370 10 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Patrick M. Byrne

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,040,023(1)

	8.	Shared Voting Power 5,572,099(2)

	9.	Sole Dispositive Power 1,040,023 (3)

	10.	Shared Dispositive Power 5,572,099(4)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,612,122(5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 26.6%

14.	Type of Reporting Person (See Instructions) IN

(1)  Excludes 63,775 shares of the Issuer’s Blockchain Voting Series A Preferred Stock (the “Series A Preferred”) held by the reporting person, as further described herein.  See Item 5.

(2)  See Item 5.

(3)  Excludes 63,775 shares of Series A Preferred.  See Item 5.

(4)  See Item 5.

(5)  Excludes 63,775 shares of Series A Preferred. See Item 5.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) High Plains Investments LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,452,127

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,452,127

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,452,127

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 21.9%

14.	Type of Reporting Person (See Instructions) 00

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Haverford Valley L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,452,127

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,452,127

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,452,127

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 21.9%

14.	Type of Reporting Person (See Instructions) 00

AMENDMENT NO. 12 TO

STATEMENT ON SCHEDULE 13D

This Amendment No. 12 (this “Amendment”) amends and supplements the Statement on Schedule 13D filed by Patrick M. Byrne, John B. Pettway, High Plains Investments LLC and Haverford Valley L.C. dated November 14, 2002, as amended to date (the “Original 13D”), relating to shares of the common stock, par value $0.0001 per share (the “Shares”) of Overstock.com, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 799 W. Coliseum Way, Midvale, Utah 84047.  Capitalized terms used but not defined herein have the meanings ascribed to them in the Original 13D.

Item 1.	Security and Issuer

Item 2.	Identity and Background

Item 3.	Source and Amount of Funds or Other Consideration

Item 4.	Purpose of Transaction

Item 4 of the Original 13D is hereby amended and supplemented as follows:

(d)                                 The Board of Directors of the Issuer intends to nominate Saum Noursalehi, who is currently President, Retail, of the Issuer, to stand for election to the Board of Directors at the 2017 annual meeting of stockholders.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original 13D is hereby amended and supplemented as follows:

As set forth herein, Dr. Byrne beneficially owns 6,612,122 Shares, which represent 26.6% of the outstanding Shares, based upon the number of Shares outstanding as of the most recent practicable date, and calculated in accordance with Rule 13d-3, and excluding 63,775 shares of the Issuer’s Blockchain Voting Series A Preferred Stock (the “Series A Preferred”).  Such Shares include 3,333 Shares issuable under share-based awards from the Company. The Series A Preferred votes together with the Shares and with the Issuer’s Voting Series B Preferred Stock.  Dr. Byrne shares voting and dispositive power over 5,452,127 Shares with High Plains Investments LLC and Haverford Valley L.C. and  shares voting and dispositive power over 119,972 Shares with the Patrick Byrne Foundation Inc.  Dr. Byrne has no pecuniary interest in such 119,972 Shares.  Dr. Byrne disclaims beneficial ownership of the Shares held by High Plains Investments LLC, Haverford Valley L.C. and all other persons except to the extent of his pecuniary interest, if any, in the Shares held by any such person.  Dr. Byrne has sole voting and dispositive power over 1,040,023 Shares.  Dr. Byrne also has sole voting and dispositive power over 63,775 shares of Series A Preferred.

None of the Reporting Persons had any transactions in the Issuer’s securities in the last 60 days except for Dr. Byrne’s acquisitions of 3,000 Shares on January 28, 2017 as a result of the vesting of a restricted stock unit grant from the Issuer and of 116,442 Shares on February 3, 2017 as the result of his receipt of a gift.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.	Material to be Filed as Exhibits

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of  the undersigned certifies that the information set forth in this Amendment No. 12 to Statement on Schedule 13D relating to him or it is true, complete and correct.

Dated: February 23, 2017

/s/ Patrick M. Byrne
Patrick M. Byrne

HIGH PLAINS INVESTMENTS LLC

By: HAVERFORD VALLEY LC

	By:	/s/ John Pettway
	Name:	John Pettway
	Title:	Manager

HAVERFORD VALLEY LC

	By:	/s/ John Pettway
	Name:	John Pettway
	Title:	Manager